SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Exhibit 99.1:	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

References to “we”, “our”, “us”, “Jaguar Land Rover” and “JLR” in this Form 6-K are to Jaguar Land Rover Automotive Plc and its subsidiaries (including any of their predecessors), except as the context otherwise requires.

The supplemental information regarding the JLR business of Tata Motors Limited (“TML”) constituting Exhibit 99.1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s and JLR’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s and JLR’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML and JLR, are intended to identify certain of these forward-looking statements. TML and JLR do not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML and JLR with respect to future events and do not guarantee the future performance of TML or JLR. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the COVID-19 pandemic may cause further harm to our business, prospects, financial condition and results of operation;

•

deterioration in economic, political and social conditions in the United Kingdom and Europe, North America, China and other markets in which we operate and sell our products could have an adverse impact on our sales and results of operations;

•

the impact of the United Kingdom’s exit from the European Union on our business, including potential changes in export volumes and customer behaviour, potential currency fluctuations, new customs requirements, additional administration, an uncertain regulatory climate and general macroeconomic instability;

•	any changes we may make to our product offering, brand positioning and strategy;

•	anticipated dates on which we will begin providing certain products and services;

•	intensifying industry competition that could materially and adversely affect our sales and results of operations;

•	the potential for new drive and other technologies being developed and the resulting effects on the automobile market;

•	the electric vehicle market and related opportunities may not evolve as anticipated, including that this market may remain relatively small;

•	new industry consolidation or alliances that allow our competitors to make strategic cost savings;

•	delays or limited availability of key inputs and related cost increases as a result of accidents or natural disasters;

•

new, revised or stricter laws, regulations and government policies, including those specifically regarding the automotive industry, such as industrial licensing, environmental laws and regulations, safety regulations and the potential that we may not be able to comply with these regulations and requirements;

•	import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	the implementation and success of competitive new products, designs and innovations, and changing consumer demand for the premium cars and all-terrain vehicles we sell;

•	the implementation and success of our strategic priorities to grow our business;

•	future customer demand for premium performance cars and all-terrain vehicles;

•	fluctuations in interest rates and the currency exchange rate of our revenue against those currencies in which we incur costs and our functional currency;

•	the purchasing power of retail customers in the future and general consumer confidence for retail and corporate customers;

•	the availability and cost of consumer finance to our customers and fluctuations in used car valuations;

•	future over-dependence on certain key markets increasing the risk of negative impact following adverse changes in consumer demand in those markets;

•	disruptions to our supply chains or shortages of essential raw materials that may adversely affect our production and results of operations;

•	increases in input prices that may have a material adverse impact on our result of operations;

•	cybersecurity and other information technology risks;

•	privacy requirements under the General Data Protection Regulation regime that may result in substantial changes to our IT environment and result in significant costs;

•	environmental, health and safety and other compliance requirements that may affect our operating facilities and result in significant costs;

•	the impact of climate change;

•

the implementation of new projects, including overseas joint ventures or automotive manufacturing facilities, and growth strategies, including cost-reduction efforts and entry into new markets and any potential mergers and acquisitions in the future;

•	under-performance of our distribution channels may adversely affect our sales and results of operations;

•

our operations could expose us to economic, political and other risks, including unexpected changes in regulatory and legal regimes, governmental investigations, political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labour strikes and other risks in the markets in which we operate and in emerging market countries in which we plan to expand;

•

changes in requirements under long term supply arrangements committing us to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, which could have a material adverse impact on our financial condition or results of operations;

•	disruptions to our manufacturing, design and engineering facilities and their operations;

•

credit and liquidity risks, including the seasonal effect of a substantial decrease in our sales during certain quarters, and the terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	potential product liability, warranties and recalls of the products we manufacture;

•	the protection and preservation of our intellectual property;

•	the risks associated with joint ventures with third parties;

•	any future failure to implement and manage our strategy;

•	any future requirement to impair the value of our intangible assets in our financial statements;

•	potential labour unrest and the loss of one or more key personnel or the potential inability to attract and retain highly qualified employees;

•	pension obligations, which may prove more costly than currently anticipated, and the market value of assets in our pension plans, which could decline;

•	our insurance coverage may not be adequate to protect us against all potential losses;

•	the use of lithium-ion battery cells in some of our vehicles;

•	legal proceedings and governmental and supra-national investigations, as well as adverse publicity connected with such proceedings and investigations;

•	increasing tax liabilities in the geographical markets where we operate;

•	failures and weaknesses in our internal controls;

•	exchange rate fluctuations;

•

any adverse outcome in legal proceedings or regulatory investigations in which we are or may become involved, including with respect to product liability claims, warranties and recalls of products manufactured by us;

•	new and changing corporate governance and public disclosure requirements;

•	relations with our shareholder; and

•	other factors beyond our control.

Financial Statements and Other Financial Information

The audited consolidated financial information of JLR included herein as at and for the fiscal years ended 31 March 2019, 2020 and 2021 have been prepared in accordance with IFRS. Starting 1 April 2018, JLR has implemented IFRS 9 and IFRS 15. Therefore, the financial information for Fiscal 2019, Fiscal 2020 and Fiscal 2021 reflects the requirements of IFRS 15.

You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact JLR’s reported profits, financial position or cash flows were they to be reported under US GAAP.

JLR would not be able to capitalise product development costs if it were to prepare its financial statements in compliance with US GAAP. Under IFRS, research costs are charged to the income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engine, transmission and new products must, however, be capitalised and recognised as intangible assets when (i) feasibility has been established, (ii) technical, financial and other resources to complete the development have been committed and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest costs incurred in connection with the relevant development are capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. JLR amortises product development costs on a straight-line basis over the estimated useful life of the intangible assets. Capitalised development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

The preparation of financial statements in conformity with IFRS requires JLR to use certain critical accounting estimates. It also requires its directors to exercise their judgment in the process of applying JLR’s accounting policies.

The consolidated financial statements have been prepared based on the fiscal year and are presented in British pounds rounded to the nearest £1 million. The consolidated financial statements have been prepared under the historical cost convention modified for certain items carried at fair value, as stated in the accounting policies set out in the consolidated financial statements.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of TML (as JLR’s parent), we concluded that there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2019.

A material weakness, under the applicable auditing standards established by the Public Company Accounting Oversight Board in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, we identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

As at 31 December 2018, we assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of our property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over our financial reporting as of 31 March 2019.

The material weakness was remediated as of 31 March 2020. The specific remediation actions taken by management included::

•

Simplification of the business planning process and design of the associated controls, which supported any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements of our financial statements. During the quarters ended 30 June, 30 September and 31 December 2019, we assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Non-IFRS Financial Measures

In Exhibit 99.1 to this Form 6-K, we have included references to certain non-IFRS measures, including Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt), profit/(loss) before tax and exceptional items and total product and other investment. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt), profit/(loss) before tax and exceptional items and total product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow generated from/(used in) operating activities. We use Adjusted EBITDA to review and measure our underlying profitability on an ongoing basis for comparability across our periods of operations, as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement. Similarly, we use Adjusted EBIT to review and measure our underlying profitability on an ongoing basis for comparability across our periods of operations as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives held, unrealised foreign exchange can distort the financial performance of the Group from one period to another.

During the second quarter of Fiscal 2021, we revised the definitions of Adjusted EBIT and Adjusted EBITDA to exclude foreign exchange gains and losses on revaluation of other assets and liabilities, including short-term deposits and cash and cash equivalents. We consider the amended alternative performance measure to better measure the underlying operational profitability of the Group, and is consistent with the treatment of the revaluation of other balance sheet items such as that of debt and unrealised hedges. It also recognises that we may use cash and/or derivatives to hedge debt and/or working capital balance sheet exposures and therefore it is logical to present gains or losses on revaluation of all such items consistently, excluded from EBITDA. We present Adjusted EBIT and Adjusted EBITDA for all historical periods included in Exhibit 99.1 to this Form 6-K using the new definitions of these measurements. We previously defined “Adjusted EBITDA” as profit before income tax expense; exceptional items; finance expense (net of capitalised interest); finance income; gains/losses on debt and unrealised derivatives, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments; share of profit/loss from equity accounted investments; depreciation and amortisation. The new definition of “Adjusted EBITDA” is profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation. We define “Adjusted EBIT” as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. We define “Adjusted EBIT margin” as Adjusted EBIT divided by revenue. We previously defined “free cash flow” as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits), and after finance expenses and fees paid. During the second quarter of Fiscal 2021, we revised the definition of “free cash flow” to exclude non-automotive investments and net investments in equity and debt investments held at fair value, which are deemed more financial investment in nature. The definition was also amended to exclude foreign exchange gains/losses on short-term deposits and cash and cash equivalents, therefore ensuring more consistent treatment since revaluation of other current assets and liabilities is already excluded. We believe that these changes should provide greater clarity of free cash flow and that these changes will result in metrics that are more closely aligned to our competitors, hence providing improved comparability for users of the alternative performance measures. We present free cash flow for all historical periods included in Exhibit 99.1 to this Form 6-K using the new definition of this measurement. The new definition is net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short term deposits and other investments, and equity or debt investments held at fair value. We define “net cash/(debt)” as cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. We define “total product and other investment” as cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

In Exhibit 99.1 to this Form 6-K, we present Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt), total product and other investment and related ratios for Jaguar Land Rover Automotive plc and its consolidated subsidiaries. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt), total product and other investment and related ratios should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of our liquidity derived in accordance with IFRS. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt) and total product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of our results of operations. In addition, Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity, free cash flow, net cash/(debt) and total product and other investment, as we define them, may not be comparable to other similarly titled measures used by other companies. Please see “Summary Consolidated Financial and Other Data” for a quantitative reconciliation of Adjusted EBITDA to profit for the period, free cash flow to net cash generated from/(used in) operating activities, net cash/(debt) to cash and cash equivalents, and total product and other investment to net cash used in investing activities, in each case the nearest comparable IFRS financial measure.

Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, Available Liquidity and free cash flow have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations in respect of Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin include the following: (i) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect our capital expenditures or capitalised product development costs, our future requirements for capital expenditures or our contractual commitments; (ii) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect changes in, or cash requirements for, our working capital needs; (iii) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect the interest expense, or the cash requirements necessary, to service interest or principal payments on our debt; (iv) although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and (v) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin exclude the impact of exceptional items and one time reserves and charges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 12, 2021